Pepco Energy Services, Inc.
Consolidated Balance Sheet
(Dollars in Thousands)
(Unaudited)

ASSETS	As of September 30, 2002
Current Assets	
Cash and cash equivalents	*
Accounts receivable	*
Accounts receivable from associated companies	*
Inventories, at average cost	
Fuel (coal, oil and gas)	*
Materials and supplies	*
Prepayments	*
	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less: Accumulated depreciation	*
Net Plant	*
Construction work-in-progress	*
Goodwill and other intangibles	*
	*
Deferred Charges and Other Assets	
Other Investments	*
Notes Receivable	*
Other	*
	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable	*
Interest accrued	*
Taxes accrued	*
Other	*
	*
Deferred Credits and Other Liabilities	
Pension and OPEB	*
Deferred income taxes	*
Long-Term Capital Lease Obligations	*
	*
Capitalization	
Common stock	*
Additional paid-in capital	*
Other comprehensive income	*
Retained earnings	*
Conectiv money pool loan	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

Pepco Energy Services, Inc.
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Nine Months Ended September 30, 2002
OPERATING REVENUES	
Electric - Nonregulated	*
Gas	*
Other	*
	*
OPERATING EXPENSES	
Electric fuel and purchased energy and capacity	*
Inter-Company Expense (Net)	*
Cost of sales	*
Operation and maintenance	*
Depreciation and amortization	*
Taxes other than income taxes	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.